FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

NAM TAI ELECTRONICS, INC.
(Name of the Registrant)

116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of Principal Executive Offices)

(Indicateby check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes         No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-              )

Nam Tai Electronics, Inc. (the “Company”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	a press release dated December 5, 2005 announcing the unsuccessful privatization of two of the Company's subsidiaries listed on the Hong Kong Stock Exchange; and

Exhibit 99.2:	a press release dated December 5, 2005 announcing a new monthly sales record for November 2005.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nam Tai Electronics, Inc.

Date: December 7, 2005	By: /s/ Joseph Li Name: Joseph Li Title: Chief Executive Officer